SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated October 21, 2009

Contact:	Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700
Trinity Biotech Announces Third Quarter 2009 Financial Results
EPS Increases by 131 % to 14.6 cent from 6.3 cent
DUBLIN, Ireland (October 21, 2009)... Trinity Biotech plc (NasdaqGS: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2009.
Total revenues for the quarter were $31.7 million. On a constant currency basis this compares to $34.5 million in quarter 3, 2008, and $32.8m in quarter 2, 2009, representing a decrease of 8.2% and 3.3% respectively. Point-of-Care revenues decreased by over 23% versus quarter 3, 2008, mainly due to a decision by the company not to ship HIV products to a major customer for credit related reasons. Clinical Laboratory revenues, fell by 5.6%, on a constant currency basis, when compared to quarter 3, 2008. However, when compared with quarter 2, 2009, Clinical Laboratory revenues have increased by 3.4%. This has been partly due to an increase in coagulation revenues this quarter, following a period of decline prior to the launch of Destiny Max.
Revenues for the three months by key product area were as follows :

	2008	2008	2009	2009
	Quarter 3	Quarter 3	Quarter 2	Quarter 3
		Adjusted*	Adjusted*
	US$’000	US$’000	US$’000	US$’000

Total Clinical Laboratory	30,388	29,450	26,903	27,814
Point-of-Care	5,194	5,090	5,908	3,891

Total	35,582	34,540	32,812	31,705

*	Revenues for the third quarter of 2008 have been adjusted to reflect exchange rates prevailing in the third quarter of 2009
Gross profit for the quarter amounted to $14.3 million representing a gross margin of approximately 45%, which is an improvement of 1% over the same period in 2008. By excluding instruments service costs the gross margin rises to 49%.
Research and Development expenses amounted to $1.8m, representing a decrease of 3%. SG&A expenses have fallen by 26% from $11.8 million in the third quarter of 2008 to $8.7 million in the current quarter. As has been the case in previous quarters this year, the fall in SG&A expenses is due to cost base management, the impact of lower depreciation and amortization charges and more favourable exchange rates. The tax charge for the quarter was $0.4 million representing an effective tax rate of 11.2%, which is broadly in line with the rate for the year as a whole.
Operating profit for the quarter increased to $3.7 million representing an increase of over 85% compared to the same period last year. Net income for the quarter has increased to $3.1m compared with $1.3m in quarter 3, 2008, an increase of over 131%. Similarly EPS per share (ADR) has increased from 6.3 cent per share (ADR) to 14.6 cent per share (ADR) during the same period.

During the quarter, the Company generated more than $4.1 million of cash from operations. Following a repayment of $3.2 million during the quarter, the company has brought its bank debt to under $30 million.
Since quarter end, a U.S. court (Southern District of New York) has issued a Default Judgement ordering Mr. Tom Reidy to pay Trinity Biotech a total of US$266,000. This follows a legal action taken by the company in relation to the calculation of an earnout paid to Mr. Reidy as a former shareholder of Primus Corporation. The other shareholders of Primus, representing 60% of the shares, had previously settled with the company. Mr. Reidy, who held the remaining 40% shareholding at the time of Trinity’s acquisition of Primus, was responsible for managing the Primus business during the earnout period. Trinity Biotech will now seek to enforce this Default Judgement and recover the money, which consists of US$201,000 in relation to the earnout calculation plus interest of $65,000.
Ronan O’Caoimh, CEO, commented, “The results this quarter show that we have continued to make strong progress throughout 2009. Our main focus for this year is to drive profits forward. EPS of 14.6 cent this quarter represents an increase of 131% over the equivalent period last year and brings the EPS for the year to date to 41 cent per share.
During this quarter, we achieved the key milestone of obtaining FDA approval for our new coagulation analyzer, Destiny Max. We have now commenced our formal launch of this state of the art instrument in the USA, the largest coagulation market in the world.
Whilst our quarter 3 Clinical Laboratory revenues have fallen by 5.6% year on year, it should be noted that compared to quarter 2, 2009 they have actually increased by 3.4%. This growth has been partly attributable to a 4.7% increase in our coagulation revenues. This improvement in coagulation revenues coupled with the US launch of Destiny Max reflects our belief that that we have largely arrested our decline in this area and that in 2010 we will commence growing the coagulation business.
The decrease in our of point-of-care revenues this quarter was principally due to a decision taken by the company not to supply HIV products to one of our major customers, as a result of credit issues. Notwithstanding this, our HIV business remains very strong and represents an area of major growth potential for the company. We remain very proud of the strong market positions that our Uni-gold products have achieved in the key markets of Africa and the USA.”
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “This represents the third successive quarter of strong earnings for the company. For the nine months to September 30, 2009 we have reported EPS of 41 cent per share (ADR), which is more than double that achieved in the equivalent period in 2008.
Quarter 2, 2009 was the first time that Trinity achieved profits of $3 million in a single quarter and we are very happy to have increased profits further this quarter.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000's except share data)	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	31,705	35,582	95,113	106,130

Cost of sales (excluding service costs)	(16,183)	(18,090)	(47,912)	(53,363)

Gross profit (excluding service costs)	15,522	17,492	47,201	52,767
Gross profit % (excluding service costs)	49.0%	49.2%	49.6%	49.7%

Cost of sales — instrument servicing costs	(1,251)	(1,821)	(3,877)	(5,098)
Gross profit (including service costs)	14,271	15,671	43,324	47,669
Gross profit % (including service costs)	45.0%	44.0%	45.6%	44.9%

Other operating income	143	363	415	551

Research & development expenses	(1,843)	(1,899)	(5,400)	(5,683)
Selling, general and administrative expenses	(8,729)	(11,819)	(27,341)	(35,703)
Indirect share based payments	(111)	(302)	(384)	(728)

Operating profit	3,731	2,014	10,614	6,106

Financial income	—	16	4	54
Financial expenses	(289)	(478)	(929)	(1,705)

Net financing costs	(289)	(462)	(925)	(1,651)

Profit before tax	3,442	1,552	9,689	4,455

Income tax expense	(385)	(231)	(1,123)	(576)

Profit for the period	3,057	1,321	8,566	3,879

Earnings per ADR (US cents)	14.6	6.3	41.0	19.2

Diluted earnings per ADR (US cents)	14.5	6.3	41.0	19.2

Weighted average no. of ADR’s used in Computing earnings per ADR.	20,943,038	20,854,395	20,885,092	20,178,662
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Sept 30,	June 30,	March 31,	Dec 31,
	2009	2009	2009	2008
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	12,143	11,908	11,489	11,836
Goodwill and intangible assets	42,866	41,029	39,750	38,544
Deferred tax assets	2,926	3,099	2,879	3,051
Other assets	636	661	773	877

Total non-current assets	58,571	56,697	54,891	54,308

Current assets
Inventories	41,254	41,667	40,984	42,317
Trade and other receivables	26,192	27,385	25,950	27,418
Derivative Financial Instruments	284	344	—	—
Income tax receivable	345	329	324	282
Cash and cash equivalents	3,697	4,791	2,589	5,184

Total current assets	71,772	74,516	69,847	75,201

TOTAL ASSETS	130,343	131,213	124,738	129,509

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,079	1,072	1,070	1,070
Share premium	160,641	160,031	159,854	159,864
Accumulated deficit	(90,522)	(93,698)	(96,881)	(99,493)
Translation reserve	199	(108)	(1,109)	(9)
Other reserves	4,781	4,822	4,488	4,473

Total equity	76,178	72,119	67,422	65,905

Current liabilities
Interest-bearing loans and borrowings	14,164	13,943	13,835	12,656
Income tax payable	64	35	54	5
Trade and other payables	16,907	19,279	18,677	22,969
Derivative Financial Instruments	—	—	13	27
Provisions	50	50	50	50

Total current liabilities	31,185	33,307	32,629	35,707

Non-current liabilities
Interest-bearing loans and borrowings	17,683	20,609	20,251	23,465
Other payables	59	59	59	59
Deferred tax liabilities	5,238	5,119	4,377	4,373

Total non-current liabilities	22,980	25,787	24,687	27,897

TOTAL LIABILITIES	54,165	59,094	57,316	63,604

TOTAL EQUITY AND LIABILITIES	130,343	131,213	124,738	129,509

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months
	Ended	Ended
	Sept 30,	Sept 30,
	2009	2008
	US$ ’000	US$ ’000
	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	4,791	6,246

Operating cash flows before changes in working capital	4,701	3,951
Changes in Working Capital	(584)	(1,862)

Cash generated from operations	4,117	2,089

Net Interest and Income taxes paid	(396)	(586)

Capital Expenditure (Net)	(1,600)	(3,176)

Repayment of bank debt	(3,215)	(1,071)

Cash and cash equivalents at end of period	3,697	3,502

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: October 23, 2009